Exhibit 99.2

ARTARA THERAPEUTICS, INC.
AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN, AS AMENDED

STOCK OPTION AGREEMENT

THIS AGREEMENT dated as of                                    , 20    , between ArTara Therapeutics, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), and the individual identified in paragraph 1 below, currently residing at the address set out at the end of this Agreement (the “Optionee”).

1.                                      Grant of Option.  Pursuant and subject to the Company’s Amended and Restated 2014 Equity Incentive Plan, as amended (as the same may be amended from time to time, the “Plan”), the Company grants to you, the Optionee identified in the table below, an option (the “Option”) to purchase from the Company all or any part of a total of the number of shares identified in the table below (the “Optioned Shares”) of the common stock, par value $0.001 per share, in the Company (the “Stock”), at the exercise price per share set out in the table below.

Optionee

Number of Shares

Exercise Price Per Share

Grant Date

Expiration Date(1)

2.                                      Character of Option.  This Option [is/is not](2) intended to be treated as an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

3.                                      Expiration of Option.  This Option shall expire at 5:00 p.m. Eastern Standard Time on the Expiration Date or, if earlier, the earliest of the dates specified in whichever of the following applies:

a)                                     If the termination of your employment or other association is on account of your death or disability, the first anniversary of the date your employment ends.

b)                                     If the termination of your employment or other association is due to any other reason, three (3) months after your employment or other association ends.

(1) For ISOs not later than the day immediately preceding the tenth anniversary of the Grant Date.  NQSOs may have a later expiration date, if the Plan allows.  But as a general matter, NQSOs will also have an expiration date of not later than the day immediately preceding the tenth anniversary of the Grant Date.

(2) Either “is” or “is not”, as the Committee has determined.

4.                                      Exercise of Option.

a)                                     You may exercise this Option as to the number of Optioned Shares which have vested (the “Vested Shares”) under this paragraph 4, in full or in part and at any time prior to the Expiration Date.  However, during any period that this Option remains outstanding after your employment or other association with the Company and its Affiliates ends, you may exercise it only to the extent of any remaining Vested Shares determined as of immediately prior to the end of your employment or other association.  The procedure for exercising this Option is described in Section 7.1(e) of the Plan.

b)                                     [Time-based vesting: That number of Optioned Shares specified in the table below shall become Vested Shares on the date set opposite such number in the table below:]

Number of Shares in Each Installment	Initial Vesting Date for Shares in Installment

c)                                      [Performance-based vesting]

d)                                     [Other vesting, e.g., Change of Control]

5.                                      Transfer of Option.  Except if and to the extent otherwise provided under the Plan, you may not transfer this Option except by will or the laws of descent and distribution, and, during your lifetime, only you may exercise this Option.

6.                                      Incorporation of Plan Terms.  This Option is granted subject to all of the applicable terms and provisions of the Plan, including but not limited to the limitations on the Company’s obligation to deliver Optioned Shares upon exercise set forth in Section 10 (Settlement of Awards).

7.                                      Tax Consequences.  The Company makes no representation or warranty as to the tax treatment to you of your receipt or exercise of this Option or upon your sale or other disposition of the Optioned Shares.  You should rely on your own tax advisors for such advice.

8.                                      Acknowledgements.  You acknowledge that you have reviewed and understand the Plan and this Agreement in their entirety, and have had an opportunity to obtain the advice of counsel prior to executing this Agreement.  You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Agreement.

9.                                      Further Assurances.  The parties agree to execute such further instruments and to take such action as may reasonably be necessary to carry out the intent of this Agreement.

[10.                      Community Property.  Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, you shall be treated as agent and attorney-in-fact for that interest held or claimed by your spouse with respect to this Option and any Optioned Shares and the parties hereto shall act in all matters as if the Optionee was the sole owner of this Option and (following exercise) any such Optioned Shares.  This appointment is coupled with an interest and is irrevocable.](3)

11.                               Miscellaneous.  This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without regard to the conflict of laws principles thereof and shall be binding upon and inure to the benefit of any successor or assign of the Company and any executor, administrator, trustee, guardian, or other legal representative of you.  Capitalized terms used but not defined herein shall have the meaning assigned under the Plan.  This Agreement may be executed in one or more counterparts all of which together shall constitute but one instrument. In making proof of this Agreement it shall not be necessary to produce or account for more than one such counterpart.

[Signature page follows]

(3) Consider for inclusion for grants to California residents (and residents of other states with community property rules).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ARTARA THERAPEUTICS, INC.

By:
Signature of Optionee

Title:
Optionee’s Address:

ARTARA THERAPEUTICS, INC.
AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN, AS AMENDED

OPTION EXERCISE FORM

ArTara Therapeutics, Inc.

1 Little West 12th Street

New York, NY 10014

Attention:                                         Chief Financial Officer

Dear Sir:

In accordance with and subject to the terms and conditions of the ArTara Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan, as amended, I hereby elect to exercise my option granted under the agreement dated                               , to purchase                                           (               ) shares of the common stock, par value $0.001 per share, in ArTara Therapeutics, Inc. (the “Company”).

Enclosed herewith is payment to the Company in the amount of                                                          Dollars ($                   ) in full payment of the option price for said shares.  [To be revised as necessary for non-cash payment of exercise price.]

Sincerely yours,

Name: